January 20, 2015

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:	Division of Corporation Finance,

Re:	The Teardroppers, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed January 7, 2015, File No. 333-197889

Dear Ladies and Gentlemen:

At the request of The Teardroppers, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated January 16, 2015 from Celeste M. Murphy on behalf of Larry Spirgel, Assistant Director to the Commission to Ray Gerrity, President of the Company, relating to Amendment No. 4 to the registration statement on Form S-1 of the Company filed with the Commission on January 7, 2015 (the “Registration Statement”).  We have filed simultaneously Amendment No. 5 to the Registration Statement and have attached a marked copy of such Amendment No. 5 indicating the changes that the Company has made to the Registration Statement.

Please be advised that the number of shares being offered by selling shareholders has been decreased to 2,241,666.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

We note that you are now registering for resale a total of 5,133,333 shares of common stock. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and some of the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise your offering to include a fixed price at which the security holders will sell the securities and identify the selling security holders as underwriters in the filing, not merely that they may be deemed underwriters. If you disagree with our analysis, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

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Response

The number of shares being offered by non-affiliates has been reduced to 2,241,666. The 2,241,666, represents approximately 33% of the shares owned by non-affiliates. The reduction of 2,891,667 shares is a result of reducing the number of shares being offered by two shareholders who had previously been offering 3,633,333 shares and are now offering a total of 741,666 shares. We believe that an offering of approximately 33% of the non-affiliates' shares falls within the informal guidance issued by the Staff in 2007 that stated that if an issuer seeks to register shares that constitutes more than one-third of its shares held by non-affiliates as of immediately prior the registration, the offering will be presumed to be a primary offering on behalf of the issuer. Accordingly, we do not believe that this offering is a primary at the market offering under Rule 415(a)(4).

Note 10- Restated Financial Statements, page F-9 Note 9 – Restated Financial Statements, page F-21

We reissue prior comment 5. Please revise Note 9 on page F-21 to include your Statements of Stockholders’ Equity and Statements of Cash Flows, with separate columns for the amounts originally reported, restated, and the difference. Additionally, please revise Note 10 on page F-9 to include a Statement of Cash Flows with the same columns.

Response

We have updated Note 9 on page F-21 to include a Statement of Stockholders’ Equity and Statements of Cash Flows with the appropriate columns. We have updated Note 10 on page F-9 to include a Statements of Cash Flows with the same columns.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: /s/ Brad Bingham

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